MAIL STOP 7010
									June 12, 2006

Matthew J. Klaben, Esq.
Vice President, General Counsel and Secretary
Chart Industries, Inc.
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, Ohio 44125-5370

RE:	Chart Industries, Inc.
	Registration Statement on Form S-1
	File No. 333-133254
	Amended May 25, 2006

Dear Mr. Klaben:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We note your revised disclosure on page 27 in response to prior comment 9 of our May 11, 2006. Please provide this information in the summary where you first disclose your leading position.

The Acquisition, page 3

2. Please do not use imbedded lists of information but instead provide the information in bullet format.

Competition, page

3. We note your supplemental response to comment 41 of our May 11, 2006 letter. Please disclose this response in the prospectus.




Unaudited Pro Forma Financial Information, page 37

Unaudited Pro Forma Statement of Operations, page 39

4. We have reviewed your response to prior comment 27. It does not appear that you have given effect to the number of shares whose proceeds are being used to pay the dividend in your computation of pro forma EPS. See SAB Topic 1:B(3). Please revise or advise.

5. We have reviewed your response to prior comment 29. Please disclose how the interest rate of 6.625% per annum is computed.
Specifically, disclose whether this is the weighted average interest rate over the period or the rate as of a given date.

Financial Statements for the Year Ended December 31, 2005

Note A - Nature of Operations and Summary of Significant
Accounting
Policies, page F-9

Revenue Recognition, page F-17

6. We have reviewed your response to prior comment 54. Your response indicates you do not include unapproved change orders in accounting for revenue until the change order is approved by the customer.
Please show us your proposed disclosure regarding how you treat unapproved change orders in accounting for revenue.

Earnings Per Share, page F-19

7. We have reviewed your response to prior comment 49. Please disclose the number of antidilutive shares by each type of security.
See paragraph 40(c) of SFAS 128. Please also disclose this information in footnote 6 of your unaudited pro forma statement of operations as well as your quarterly results footnote.

Note M - Operating Segments, page F-37

8. We have reviewed your response to prior comment 58. Please separately disclose the types of amounts included in the Corporate column for each period presented.

Financial Statements for the Period Ended March 31, 2006

General

9. Please address the above comments in your interim filings as well.



Closing Comments

      You may contact Jeffery Gordon at (202) 551-33866 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at (202) 551-3767, with any other questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief

CC: 	Edward P. Tolley III, Esq.
	Simpson Thacher & Bartlett, LLP
	(212) 455-2502
Matthew J. Klaben, Esq.
Chart Industries, Inc.
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE